Exhibit 99.1

BriaCell Therapeutics Expands Breast Cancer Platform Technology into Prostate, Melanoma, and Lung Cancers

●	BriaCell is expanding its breast cancer platform technology into other cancers including prostate, melanoma, and non-small cell lung cancer.
●	Bria-OTS™, an off-the-shelf personalized immunotherapy for advanced breast cancer, remains on track to enter the clinic in 2021.

BERKELEY, Calif. and VANCOUVER, British Columbia, June 16, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announces the advancement of its targeted oncology therapeutics into several novel immunotherapy cell lines: Bria-Pros™ for prostate cancer, Bria-Mel™ for melanoma, and Bria-Lung™ for lung cancer.

BriaCell’s immunotherapy treatment appeared most effective in breast cancer when the patient human leukocyte antigen molecules (HLA-type) matched with the targeted immunotherapy, allowing BriaCell to potentially identify patients most likely to respond to the treatment. The novel approach uses an HLA-typing test - a simple and widely available test. Using its proprietary cell engineering technology, BriaCell is now developing off-the-shelf personalized immunotherapy, utilizing this “HLA-matching” platform technology, for multiple cancer indications:

Bria-Pros™: Bria-Pros™ is an off-the-shelf personalized immunotherapy for prostate cancer. Prostate cancer, aside from non-melanoma skin cancer, is the most common cancer among men in the United States. It is also one of the leading causes of cancer death in men. With over 200,000 new cases diagnosed each year, over 30,000 men died of prostate cancer in 2017. Current treatments for metastatic prostate cancer include immunotherapy, hormone therapy, chemotherapy and targeted treatments. However, none of these treatments are curative. Newer therapies are needed for advanced prostate cancer.

Bria-Mel™: Bria-Mel™ is an off-the-shelf personalized immunotherapy for melanoma. There are over 80,000 cases of melanoma diagnosed each year in the United States and over 8,000 deaths annually. Treatment for advanced melanoma includes immunotherapy, targeted therapy and chemotherapy. There remains a significant opportunity for safe and effective new therapies for melanoma.

Bria-Lung™: Bria-Lung™ is an off-the-shelf personalized immunotherapy for lung cancer. Lung cancer is the third most common cancer in the United States. Over 230,000 cases are diagnosed each year in the United States and over 130,000 people die each year from lung cancer. The most common type of lung cancer is called non-small cell lung cancer (NSCLC) and when it has spread (metastatic), current treatments include targeted therapies, immunotherapy and chemotherapy but treatment is unlikely to cure these cancers. The high number of deaths each year highlights the need for new, effective and safe therapies.

BriaCell anticipates commencing clinical trials for these novel therapies in 2022. Bria-OTS™ in advanced breast cancer (essentially matching the Bria-IMTTM immunotherapy to each patient) remains on track to commence patient dosing in 2021.

“We are thrilled about the prospects of our novel targeted off-the-shelf personalized immunotherapies for patients with advanced prostate cancer, melanoma and lung cancer.” said Dr. Bill Williams, BriaCell’s President & CEO. “Working with our world class scientists and collaborators, we look forward to bring these novel immunotherapies to patients in desperate need of new treatments.”

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD
President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com